UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Hala Tree Coffee, Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Hawaii
>
> *Date of organization*
> April 2, 2025

Physical address of issuer
82-5966 Mamalahoa Hwy, 82-5966 Mamalahoa Hwy, Captain Cook, HI 96704

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	4,641,387	2,844,859
Cash & Cash Equivalents	760,473	248,733
Accounts Receivable	48,570	48,817
Short-term Debt	331,235	178,764
Long-term Debt	3,783,172	2,203,299
Revenues/Sales	2,296,730	1,624,382
Cost of Goods Sold	1,313,814	927,198
Taxes Paid	0	0
Net Income	-51,426	-20,449

April 13, 2026

FORM C-AR

Hala Tree Coffee, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Hala Tree Coffee, Inc. , a Hawaii Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://halatreecoffee.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 13, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this

Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Hala Tree Coffee, Inc. (the "Company") is a Hawaii Corporation, formed on April 2, 2025.

The Company is located at 82-5966 Mamalahoa Hwy, 82-5966 Mamalahoa Hwy, Captain Cook, HI 96704.

The Company's website is https://halatreecoffee.com/ .

The information available on or through our website is not a part of this Form C-AR.

The Business

Hala Tree Coffee, Inc.(or the "company") is a vertically integrated, family-owned coffee company based on the Big Island of Hawaii. Specializing in authentic 100% Kona coffee, Hala Tree cultivates, harvests, roasts, packages, and sells its beans directly from its estate on the slopes of Mauna Loa. The Company was founded by Jean and Danielle Orlowski, who left their respective careers to build a premium coffee brand rooted in sustainability, quality, and a genuine connection to Hawaiian land and culture. With a mission to make pure Kona coffee more accessible, Hala Tree Coffee blends agricultural integrity with retail innovation, offering customers a seed-to-cup experience that reflects the heritage and richness of Kona's coffee-growing region.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the

Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

8

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of I933 if they invest in a company through

Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We are an early stage company and have not yet generated any profits

Hala Tree Coffee, Inc. Was formed on April 2, 2025. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be

able to pay dividends on any shares once our directors determine that we are financially able to do so. Hala Tree Coffee, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they maybe subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, rother unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Chief Executive Officer does not currently receive a salary for his role with Hala Tree Coffee

Jean Orlowski, the CEO of Hala Tree Coffee, Inc. ("Hala Tree Coffee"), does not currently receive a salary for his work at Hala Tree Coffee. He spends 100% of his time managing the Company. Jean is also the CEO of eCropOrigin, a technology company that has been dormant and non-active since 2023, although he retains the title of CEO in case operations resume in the future. Although Jean has substantial equity investments in Hala Tree Coffee, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. The Company plans to begin paying him a salary of $8,000 per month after the offering closes. However, no portion of the Reg CF offering will be used to pay executive compensation.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Hala Tree Coffee, Inc.(or the "company") is a vertically integrated, family-owned coffee company based on the Big Island of Hawaii. Specializing in authentic 100% Kona coffee, Hala Tree cultivates, harvests, roasts, packages, and sells its beans directly from its estate on the slopes of Mauna Loa. The Company was founded by Jean and Danielle Orlowski, who left their respective careers to build a premium coffee brand rooted in sustainability, quality, and a genuine connection to Hawaiian land and culture. With a mission to make pure Kona coffee more accessible, Hala Tree Coffee blends agricultural integrity with retail innovation, offering customers a seed-to-cup experience that reflects the heritage and richness of Kona's coffee-growing region.

Business Plan

Hala Tree Coffee operates under a fully vertically integrated business model, controlling every stage of the value chain-from cultivation and processing on its farm to roasting, packaging, and direct sales through wholesale, e-commerce, and retail. This model helps ensure strict quality control, supports strong profit margins, and reduces reliance on intermediaries. In addition to its direct-to-consumer operations, including immersive farm tours and Online sales, the Company has expanded into brick-and-mortar retail with the launch of Hala Tree Cafe on O'ahu and plans for a second location in Waikiki. These coffee shops further solidify brand presence while enhancing customer engagement and retention.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jean Orlowski

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All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, Owner, CEO, CFO, Board Member, July 2021- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, Owner, CEO, CFO, Board Member, July 2021- Present Jean is the owner CEO, driving all direction for the company. He is deciding on new projects/investments. He does not currently receive compensation and owns 100% voting rights. Other business experience in the past three years: Employer: eCropOrigin Title: CEO Dates of Service: October, 2019 - Present Responsibilities: Founder of the Ecroporigin. Technology company providing an application for the coffee industry from farmers to end consumers including buyers, roasters and coffee shops.

Education

Name

Danielle Orlowski

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, Owner, Board Member, Secretary, July 2012-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsibilities: Danielle is Founder· Owner· Q Grader.

Education

Name

Brian Webb

All positions and offices held with the Company and date such position(s) was held with start

and ending dates

Manager of Hala Tree Cafe, Board Member, May 2024-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Brian Webb's current primary role is with Hala Tree Cafe LLC. Brian Webb currently services 5 to 10 hours per week in their role with the Issuer. Positions and offices currently held with the issuer: Position: Manager of Hala Tree Cafe, Board Member Dates of Service: May, 2024 • Present Responsibilities: Brian is in charge of cafe operations, and the training and education programs. Other business experience in the past three years: Employer: Plate Neighborhood Kitchen Title: Coffee Program Manager Dates of Service: August, 2022 • April, 2024 Responsibilities: Brian was in charge of the coffee program for a farm-to-table restaurant in Raleigh, NC. This included making purchasing decisions, menu development, hiring and firing of staff, and coordinating on-boarding and training. Other business experience in the past three years: Employer: Waimea Coffee Farrn LLC Title: Consultant Dates of Service: March, 2018 - January, 2024 Responsibilities: Brian provided advice and guidance in marketing and sales for a startup coffee farming operation in Waimea, HI. Other business experience in the past three years: Employer: Hala Tree Cafe LLC Title: General Manager Dates of Service: May, 2024 - Present Responsibilities: Brian oversees all cafe operations, including hiring, firing, training, marketing, inventory management, etc.

Education

Name

Katherine Keith

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager of Hala Tree Coffee, Board Member, September 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsibilities: As General Manager, Katherine handles a variety of responsibilities, including overseeing daily operations and supporting the team.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the

Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jean Orlowski

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, Owner, CEO, CFO, Board Member, July 2021- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, Owner, CEO, CFO, Board Member, July 2021- Present Jean is the owner CEO, driving all direction for the company. He is deciding on new projects/investments. He does not currently receive compensation and owns 100% voting rights. Other business experience in the past three years: Employer: eCropOrigin Title: CEO Dates of Service: October, 2019 - Present Responsibilities: Founder of the Ecroporigin. Technology company providing an application for the coffee industry from farmers to end consumers including buyers, roasters and coffee shops.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Hawaii law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	TBD
Voting Rights	One vote per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	
Name of creditor	U.S. Small Business Administration EIDL
Amount outstanding	$469,930.00
Interest rate and payment schedule	3.75%
Amortization schedule	
Describe any collateral or security	
Maturity date	June 21, 2050
Other material terms	

Type of debt	
Name of creditor	Zions Bancorporation
Amount outstanding	$1,099,462.00
Interest rate and payment schedule	3.8%
Amortization schedule	
Describe any collateral or security	

Maturity date	November 1, 2050
Other material terms	

Type of debt	
Name of creditor	Chase
Amount outstanding	$41,030.00
Interest rate and payment schedule	6.99%
Amortization schedule	
Describe any collateral or security	
Maturity date	November 30, 2029
Other material terms	

Type of debt	
Name of creditor	Santander
Amount outstanding	$22,366.00
Interest rate and payment schedule	8.4%
Amortization schedule	
Describe any collateral or security	
Maturity date	August 9, 2029
Other material terms	

Type of debt	
Name of creditor	Sheffield Financial
Amount outstanding	$31,296.00
Interest rate and payment schedule	0%
Amortization schedule	
Describe any collateral or security	

Maturity date	October 1, 2027
Other material terms	

Type of debt	SBA loan
Name of creditor	ReadyCap Lending, LLC
Amount outstanding	$473,500.00
Interest rate and payment schedule	10.25%
Amortization schedule	
Describe any collateral or security	
Maturity date	June 17, 2035
Other material terms	Interest is variable and adjusts quarterly based on the Wall Street Journal Prime Rate (currently 7.5%) plus a 2.75% spread. No prepayment penalty.

The total amount of outstanding debt of the company is $2,137,584.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	2,600,000	$0.00	Founder stock grant	April 2, 2025	Rule 701
Common Stock	179,579	$542,231.94	Fees for certain creative design, legal, marketing, technical, and administrative support services provided by	June 26, 2025	Regulation CF

			provided by StartEngine, and marketing		

Ownership

Majority of the company is owned by Jean Orlowski CEO/Founder

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jean Orlowski	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Circumstances which led to the performance of financial statements: Revenue Revenue for fiscal year 2023 was $1,150,249 compared to $1,610,891 in fiscal year 2024. The revenue increased mainly because of our Newly opened coffee shop on Oahu (opened June I, 2024). Expenses Expenses for fiscal year 2023 were $817,500 compared to $1,198,569 in fiscal year 2024. Expenses increased as the new cafe on Oahu is included/consolidated in the 2024 number. Historical results and cash nows: The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the cafe opened in 2024 has been self-sustainable in terms of cash to date, though future performance may change. We believe Waikiki could attract significantly more clients and generate more cash now based on its expected tourist volume. Past cash was primarily generated through sales. Our goal is to increase our overall income with the new cafe in Waikiki. As of June 2025, the Company has capital resources available in the form of a line of credit for S200K from Zion, an SBA loan in the amount of $473K, and $196K cash on hand.

We are opening our flagship cafe in Waikiki.

Liquidity and Capital Resources

On April 2, 2025 the Company conducted an offering pursuant to Rule 701 and raised $0.00.

On June 26, 2025 the Company conducted an offering pursuant to Regulation CF and raised $542,231.94.

The Company does not have any additional sources of capital other than the proceeds from the

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Other Transactions

Related Person/Entity	Hala Tree, LLC
Relationship to the Company	Names of 20% owners: Jean Orlowskj
Total amount of money involved	$5,500
Benefits or compensation received by	

related person	
Benefits or compensation received by Company	Funds
Description of the transaction	Nature/ amount of interest in the transaction: Hala Tree, LLC paid $5,500 in general and administrative expenses on behalf of its parent company, Hala Tree Coffee, Inc., during 2024.

	Material Terms: These payments were made to support the parent company"s operations during its initial formation period. No repayment obligation was established, and the expenses were treated as intercompany support.The amount was not material and was disclosed in accordance with ASC 850.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jean Orlowski

_____
(Signature)

Jean Orlowski (Name) Founder, Owner, CEO, CFO, Board Member (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Balance Sheet

AS OF DECEMBER 31,		Hala Tree Inc and Subsidiaries 2025	Hala Tree LLC 2024	Hala Tree LLC 2023
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	760,473	248,733	279,648
Accounts Receivable		48,570	48,817	37,799
Inventory		105,000	225,849	-
Other Current Assets		30,866	2,750	2,060
Total Current Assets		944,909	526,148	319,507
Non-Current Assets:				
Fixed Assets - net		713,569	587,069	254,822
Intangible Assets - net		12,551	13,896	15,240
ROU Asset		2,936,803	1,717,746	1,463,269
Other Assets		33,555	-	-
Total Non-Current Assets		3,696,478	2,318,710	1,733,331
TOTAL ASSETS	$	4,641,387	2,844,859	2,052,838
LIABILITIES AND EQUITY				
Current Liabilities:				
Accounts Payable	$	24,803	13,122	12,920
Short Term Lease Liability		212,972	111,831	44,107
Other Current Liabilities		93,460	53,811	21,053
Total Current Liabilities		331,235	178,764	78,080
Non-Current Liabilities:				
Notes Payable - LT		1,037,011	596,807	566,291
Line of Credit		15,500	-	-
Long Term Lease Liability		2,730,661	1,606,492	1,419,547

Total Non-Current Liabilities		3,783,172	2,203,299	1,985,838
TOTAL LIABILITIES	$	4,114,407	2,382,064	2,063,919
EQUITY				
Common Stock	$	18	-	-
Member's Equity		-	443,411	14,734
Additional Paid-in Capital		443,720	-	-
Accumulated Deficit		83,242	19,385	(25,814)
TOTAL EQUITY	$	526,979	462,795	(11,081)
TOTAL LIABILITIES AND EQUITY	$	4,641,387	2,844,859	2,052,838
		Check	Check	Check
Diff Between A and L+E		(0)	(0)	0

Statement of Income

YEAR ENDED DECEMBER 31,		**Hala Tree Inc and Subsidiaries 2025**	**Hala Tree LLC 2024**	**Hala Tree LLC 2023**
Revenues				
Service Income	$	108,787	127,813	179,257
Retail Income		634,921	669,399	744,769
Wholesale Income		518,692	385,651	242,020
Cafe Income		1,034,330	441,519	-
Cost of Goods Sold		(1,313,814)	(927,198)	(996,639)
Gross Profit	$	982,916	697,184	169,408
Operating Expenses				
Advertising & Marketing	$	157,831	89,742	62,844
Legal & Professional		-	-	-
Payroll		517,708	244,934	-
General & Administrative		350,740	210,544	171,397

Operating Lease Expense		201,166	131,731	66,731
Depreciation Expense		110,821	62,213	52,648
Amortization Expense		1,345	1,345	1,345
Total Operating Expenses		**1,339,611**	**740,509**	**354,966**
Total Loss from Operations	$	**(356,695)**	**(43,325)**	**(185,558)**
Other Income (Expense)				
Interest Income	$	7,118	60	98
Settlement		-	79,289	33,583
Other Miscellaneous Income		456,806	26,356	7,856
Interest Expense		(44,503)	(41,931)	(9,177)
Other Miscellaneous Expenses		(11,300)	-	-
Total Other Income (Expense)		**408,121**	**63,774**	**32,360**
Consolidated Net Income (Loss)	**$**	**51,426**	**20,449**	**(153,198)**

Common stocks

	Common Stock # of	$ Amount	Additional Paid-in Capital	Member's / Owners' Equity (LLC)
Beginning balance at 1/1/24	-	-	-	14,734
Member Contribution	-	-	-	428,677
Prior Period Adjustment	-	-	-	-
Net income (loss)	-	-	-	-
Ending balance at 12/31/24	-	-	-	443,411
Conversion to corporation	-	-	443,411	(443,411)
Balance at 1/1/2025	-	-	443,411	-
Issuance of Common Stock	.79,579	18	309	-
Prior Period Adjustment	-	-	-	-
Net income (loss)	-	-	-	-
Ending balance at 12/31/25	.79,579	18	443,720	-
	Varianc	*18*	*443,720*	

YEAR ENDED DECEMBER 31,	Hala Tree Inc and Subsidiaries 2025	Hala Tree LLC 2024
OPERATING ACTIVITIES		
Net Income (Loss)	$ 51,426	20,449
Adjustments to reconcile Net Income to		
Depreciation Expense	110,821	62,213
Amortization Expense	1,345	1,345
Prior Period Adjustment	12,431	24,750
Accounts Receivable	247	(11,018)
Inventory	120,849	(225,849)
Other Current Assets	(28,116)	(690)
ROU Asset	(1,219,058)	(254,477)
Other Assets	(33,555)	-
Accounts Payable	11,680	202
Lease liability	1,225,311	254,669
Other Current Liabilities	39,648	32,758
Total Adjustments to reconcile Net	241,604	(116,097)
Net Cash provided by (used in)	$ 293,030	(95,648)
INVESTING ACTIVITIES		
Fixed Assets - net	$ (237,321)	(394,461)
Intangible Assets - net	-	-
Net Cash provided by (used in)	$ (237,321)	(394,461)
FINANCING ACTIVITIES		
Notes Payable - LT	$ 440,204	30,516
Line of Credit	15,500	-
Member Contribution (distribution)	-	428,677
Common Stock	18	-

Additional paid in Capital		309	-
Net Cash provided by (used in)	$	456,031	459,193
Cash at the beginning of period		248,733	279,648
Net Cash increase (decrease) for period	$	511,740	(30,915)
Cash at end of period	$	760,473	248,733

Retained Earnings (Deficit)	Total Shareholders' Equity			
(25,814)	(11,081)			
-	428,677			
24,750	24,750			
20,449	20,449			
19,385	462,795	2,024	(460,771)	Variance
-	-			
19,385	462,795			
-	327			
12,431	12,431			
51,426	51,426			
83,242	526,979	2,025	(524,954)	Variance
#VALUE!	524,954			